Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS FOR BPY

On March 26, 2018, Brookfield Property Partners L.P. (“BPY”) entered into an agreement (the “merger agreement”) to acquire all of the outstanding shares of GGP Inc. (“GGP”) common stock held by unaffiliated GGP common stockholders. The unaffiliated GGP common stockholders will be entitled to receive, for each share of issued and outstanding GGP common stock and each share of GGP common stock deemed held, and subject to proration, total consideration of up to $23.50 in cash or one (1) share of class A stock (“class A stock”) of Brookfield Property REIT Inc. (“BPR”), at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash). Immediately following the effective time of the merger, BPY or an affiliate of BPY will exchange shares of class A stock distributed in the pre-closing dividend (as described below) and held by unaffiliated GGP common stockholders who have made (or are deemed to have made) an election to receive BPY limited partnership units (“BPY units”) for an equal number of BPY units in the BPY unit exchange (as described below). One (1) share of class A stock is intended to provide an economic return equivalent to one BPY unit, including identical distributions, and holders of class A stock will have the right following the consummation of the transactions contemplated by the merger agreement (the “Transactions”) to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at the election of Brookfield Properties, Inc. (an affiliate of BPY) in its sole discretion. The total consideration in the Transactions payable to unaffiliated GGP common stockholders will consist of (i) the pre-closing dividend consisting of either class A stock or cash at the election of such GGP common stockholders and subject to proration and (ii) merger consideration paid in cash. The cash portion of the consideration will be funded by a combination of funds from joint venture equity partners, financings from a syndicate of lenders and asset-level financings, as well as, if required to meet the aggregate cash consideration, borrowings under a bridge loan. Following the Transactions, unaffiliated GGP common stockholders who elect to receive shares of class A stock will have the right to exchange each share of class A stock for one (1) BPY unit, or the cash equivalent of one (1) BPY unit, at the election of BPY.

The following unaudited pro forma consolidated financial statements for BPY adjust BPY’s consolidated balance sheet as at March 31, 2018 and consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017 to give effect to (i) the acquisition of all of the outstanding shares of GGP common stock held by unaffiliated GGP common stockholders, including the pre-closing dividend and financing transactions and (ii) the other pro forma adjustments described in the notes to these pro forma financial statements. These pro forma adjustments are made as if the Transactions occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017, in the case of the unaudited pro forma consolidated statements of income.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions and should be read in conjunction with BPY’s and GGP’s financial statements and related disclosures, which are included in BPY’s and GGP’s 2018 first quarter reports filed on Form 6-K and Form 10-Q, respectively, and the latest annual report filed on Form 20-F for the year ended December 31, 2017. The preparation of the unaudited pro forma consolidated financial statements requires BPY management to make estimates and assumptions deemed appropriate. The assumptions and estimates underlying the unaudited adjustments to the pro forma financial statements are described in the accompanying notes, which should be read together with the pro forma financial statements.

The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described therein had been effected on the dates indicated, nor are they indicative of BPY’s future results.

All financial data in these unaudited pro forma financial statements are presented in millions of U.S. dollars and have been prepared on a basis consistent with IFRS and BPY’s accounting policies. For the purposes of these pro forma financial statements, the consolidated financial statements for GGP as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017 have been conformed to IFRS and BPY’s accounting policies for material accounting policy differences based on available information.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF BPY

MARCH 31, 2018

(In US$ millions)

				Conversion			BPY, pro	BPY, pro
		Acquisition of		BPY Class			forma	forma
		GGP (Brookfield		C Junior			(assuming full	(assuming
	BPY, as	Affiliate	Pre-closing	Preferred	Transaction	Management	class A	full BPY unit
(US$ Millions) As of March 31,	reported	Exchange)	Transactions	Shares	Expenses	Fee Expense	election)	election)
2018	2	5(a)	5(b)	5(c)	5(d)	5(e)	5	6
Assets
Non-current assets
Investment properties	$52,828	$27,540	$(9,353)	$—	$—	$—	$71,015	$71,015
Equity accounted investments	19,613	1,172	1,734	—	—	—	22,519	22,519
Participating loan interests	528	—	—	—	—	—	528	528
Property, plant and equipment	6,663	—	—	—	—	—	6,663	6,663
Goodwill	1,111	—	—	—	—	—	1,111	1,111
Intangibles	1,224	—	—	—	—	—	1,224	1,224
Other non-current assets	1,178	—	—	—	—	—	1,178	1,178
Loans and notes receivable	165	—	—	—	—	—	165	165
	83,310	28,712	(7,619)	—	—	—	104,403	104,403

Current assets
Loans and notes receivable	44	—	—	—	—	—	44	44
Accounts receivable and other	1,189	1,004	(215)	—	—	—	1,978	1,978
Cash and cash equivalents	1,969	178	—	—	—	—	2,147	2,147
	3,202	1,182	(215)	—	—	—	4,169	4,169
Assets held for sale	114	—	—	—	—	—	114	114
Total assets	86,626	29,894	(7,834)	—	—	—	108,686	108,686

Liabilities and equity
Non-current liabilities
Debt obligations	32,757	12,399	1,620	—	—	—	46,776	46,776
Capital securities	2,917	—	—	—	—	—	2,917	2,917
Other non-current liabilities	902	22	—	—	—	—	924	924
Deferred tax liabilities	2,539	2	—	—	—	—	2,541	2,541
	39,115	12,423	1,620	—	—	—	53,158	53,158

Current liabilities
Debt obligations	5,921	664	—	—	—	—	6,585	6,585
Capital securities	1,324	—	—	(500)	—	—	824	824
Accounts payable and other liabilities	3,453	942	(222)	—	220	—	4,393	4,393
	10,698	1,606	(222)	(500)	220	—	11,802	11,802
Liabilities associated with assets held for sale	547	—	—	—	—	—	547	547

Total liabilities	50,360	14,029	1,398	(500)	220	—	65,507	65,507

Equity
Limited partners	7,528	5,514	(5,385)	500	(80)	—	8,077	14,040
General partner	6	3	(3)	—	—	—	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	14,725	9,457	(9,236)	—	(137)	—	14,809	14,809
Limited partnership units of Brookfield Office Properties Exchange LP	290	239	(233)	—	(3)	—	293	293
Class A stock of Brookfield Property REIT	—	—	5,963	—	—	—	5,963	—
Interests of others in operating subsidiaries and properties	13,717	652	(338)	—	—	—	14,031	14,031
Total equity	36,266	15,865	(9,232)	500	(220)	—	43,179	43,179

Total liabilities and equity	$86,626	$29,894	$(7,834)	$—	$—	$—	$108,686	$108,686

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF BPY

Three Months Ended March 31, 2018

(In US$ millions)

								BPY, pro
		Acquisition of					BPY, pro	forma
		GGP					forma	(assuming
		(Brookfield		Conversion BPY			(assuming full	full BPY
(US$ Millions) For the three	BPY, as	Affiliate	Pre-closing	Class C Junior	Transaction	Management	class A	unit
months ended March 31,	reported	Exchange)	Transactions	Preferred Shares	Expenses	Fee Expense	election)	election)
2018	2	5(a)	5(b)	5(c)	5(d)	5(e)	5	6
Commercial property revenue	$1,097	$531	$(203)	$—	$—	$—	$1,425	$1,425
Hospitality revenue	482	—	—	—	—	—	482	482
Investment and other revenue	41	51	7	—	—	—	99	99

Total revenue	1,620	582	(196)	—	—	—	2,006	2,006
Direct commercial property expense	409	190	(57)	—	—	—	542	542
Direct hospitality expense	332	—	—	—	—	—	332	332
Investment and other expense	—	—	—	—	—	—	—	—
Interest expense	520	138	137	(8)	—	—	787	787
Depreciation and amortization	72	14	—	—	—	—	86	86
General and administrative expense	169	12	—	—	(1)	19	199	199

Total expenses	1,502	354	80	(8)	(1)	19	1,946	1,946
Fair value gains, net	617	(775)	251	—	—	—	93	93
Share of net earnings from equity accounted investments	228	265	188	—	—	—	681	681

Income before income taxes	963	(282)	163	8	1	(19)	834	834
Income tax (benefit) expense	(60)	—	—	—	—	—	(60)	(60)

Net income	1,023	(282)	163	8	1	(19)	894	894
Net income attributable to:
Limited partners	192	(114)	38	2	—	(4)	114	167
General partner	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redeemable/ exchangeable and special limited partnership units	330	(195)	59	4	1	(10)	189	189
Limited partnership units of Brookfield Office Properties Exchange LP	8	(4)	1	—	—	—	5	5
Class A stock of Brookfield Property REIT	—	—	56	2	—	(5)	53	—
Interests of others in operating subsidiaries and properties	493	31	9	—	—	—	533	533
	$1,023	$(282)	$163	$8	$1	$(19)	$894	$894

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF BPY

Year Ended December 31, 2017

(In US$ millions)

								BPY, pro
							BPY, pro	forma
		Acquisition of					forma	(assuming
		GGP (Brookfield		Conversion BPY			(assuming full	full BPY
(US$ Millions) For the	BPY, as	Affiliate	Pre-closing	Class C Junior	Transaction	Management	class A	unit
year ended December 31,	reported	Exchange)	Transactions	Preferred Shares	Expenses	Fee Expense	election)	election)
2017	2	5(a)	5(b)	5(c)	5(d)	5(e)	5	6
Commercial property revenue	$4,192	$2,158	$(835)	$—	$—	$—	$5,515	$5,515
Hospitality revenue	1,648	—	—	—	—	—	1,648	1,648
Investment and other revenue	295	247	19	—	—	—	561	561

Total revenue	6,135	2,405	(816)	—	—	—	7,724	7,724
Direct commercial property expense	1,617	737	(239)	—	—	—	2,115	2,115
Direct hospitality expense	1,079	—	—	—	—	—	1,079	1,079
Investment and other expense	138	(51)	—	—	—	—	87	87
Interest expense	1,967	542	93	(34)	—	—	2,568	2,568
Depreciation and amortization	275	16	—	—	—	—	291	291
General and administrative expense	614	52	(2)	—	(1)	75	738	738

Total expenses	5,690	1,296	(148)	(34)	(1)	75	6,878	6,878
Fair value gains, net	1,254	(2,437)	564	—	—	—	(619)	(619)
Share of net earnings from equity accounted investments	961	339	(155)	—	—	—	1,145	1,145

Income before income taxes	2,660	(989)	(259)	34	1	(75)	1,372	1,372
Income tax (benefit) expense	192	13	(34)	—	—	—	171	171

Net income	2,468	(1,002)	(225)	34	1	(75)	1,201	1,201

Net income attributable to:
Limited partners	136	(327)	(11)	10	—	(20)	(212)	(436)
General partner	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redeemable/ exchangeable and special limited partnership units	233	(559)	14	15	1	(35)	(331)	(331)
Limited partnership units of Brookfield Office Properties Exchange LP	6	(14)	1	—	—	(1)	(8)	(8)
Class A stock of Brookfield Property REIT	—	—	(214)	9	—	(19)	(224)	—
Interests of others in operating subsidiaries and properties	2,093	(102)	(15)	—	—	—	1,976	1,976
	$2,468	$(1,002)	$(225)	$34	$1	$(75)	$1,201	$1,201

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

1.	ORGANIZATION AND NATURE OF THE BUSINESS

BPY was formed as an exempted limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“BAM”).

BPY’s sole material asset at March 31, 2018 is a 37% managing general partnership unit interest in Brookfield Property L.P. (“BPY Property Partnership”), which holds BPY’s interest in commercial and other income producing property operations. BPY’s interest in BPY property partnership is comprised solely of an interest in managing general partner units, which provide BPY with the power to direct the relevant activities of BPY property partnership.

The BPY units are listed and publicly traded on the NASDAQ and the Toronto Stock Exchange (“TSX”) under the trading symbols “BPY” and “BPY.UN,” respectively.

The registered head office and principal place of business of BPY is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

2.	BASIS OF PRESENTATION

BPY’s unaudited pro forma consolidated balance sheet as at March 31, 2018 and unaudited pro forma consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017 reflect adjustments that are: (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) with respect to the pro forma consolidated statements of income, expected to have a continuing impact on the combined results following the consummation of the Transactions.

BPY’s unaudited pro forma consolidated financial statements have been prepared using the consolidated balance sheet as at March 31, 2018 and the consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017. The unaudited pro forma consolidated financial statements assume the Transactions, including the pre-closing dividend and financing transactions, occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2017 in the case of the unaudited pro forma consolidated statements of income.

The pro forma adjustments for the Transactions are made on the basis that it is a business combination that is accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Accordingly, BPY has estimated the fair value of GGP’s assets acquired and liabilities assumed and conformed GGP’s accounting policies to its own for material policy differences and based on available information.

The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by BPY management and for informational purposes only and should be read in conjunction with BPY’s financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires BPY management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described below had been effected on the dates indicated, nor are they indicative of BPY’s future results.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of BPY’s unaudited pro forma consolidated financial statements are those that are set out in BPY’s consolidated financial statements included in BPY’s latest annual report filed on Form 20-F. The adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), and IFRS 9, Financial Instruments (“IFRS 9”), set out in BPY’s interim condensed consolidated financial statements included in BPY’s 2018 first quarter report filed on Form 6-K, have been reflected in BPY’s unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2018. The adoption of IFRS 15 and IFRS 9 did not have any material impact on BPY’s condensed consolidated financial statements.

All financial data in these unaudited pro forma financial statements are presented in millions of U.S. dollars.

While BPY prepares its financial statements consistent with IFRS, GGP’s financial data have been prepared on a basis consistent with GAAP. Consequently, the consolidated financial statements for GGP as at and for the three months ended March 31, 2018 and for the year ended December 31, 2017 have been conformed to IFRS from GAAP for material accounting policy differences.

The tables below present a reconciliation of GGP’s consolidated balance sheet and consolidated statements of operations under GAAP to BPY’s consolidated balance sheet and consolidated statements of income under IFRS:

		Reclassification
		to conform to
		BPY	GAAP / IFRS
(US$ Millions) As of March 31, 2018	U.S. GAAP	presentation	differences	IFRS
Assets
Non-current assets
Investment in real estate:
Land	$3,986	$(3,986)	$—	$—
Buildings and equipment	16,996	(16,996)	—	—
Less accumulated depreciation	(3,257)	3,257	—	—
Construction in progress	467	(467)	—	—

Net property and equipment	18,192	(18,192)	—	—

Investment in Unconsolidated Real Estate Affiliates	3,402	(3,402)	—	—

Net investment in real estate	21,594	(21,594)	—	—

Investment properties	—	18,192	9,348	27,540
Equity accounted investments	—	3,402	6,389	9,791
	21,594	—	15,737	37,331
Current assets
Accounts receivable, net	309	(309)	—	—
Notes receivable	424	(424)	—	—
Deferred expenses, net	281	(281)	—	—
Prepaid expenses and other assets	472	(472)	—	—
Cash and cash equivalents	178	—	—	178
Accounts receivable and other	—	1,486	(697)	789
	1,664	—	(697)	967
Total assets	23,258	—	15,040	38,298

		Reclassification
		to conform to
		BPY	GAAP / IFRS
(US$ Millions) As of March 31, 2018	U.S. GAAP	presentation	differences	IFRS
Liabilities and equity
Non-current liabilities
Mortgages, notes and loans payable / Debt obligations	12,928	(458)	—	12,470
Investment in Unconsolidated Real Estate Affiliates	22	(22)	—	—
Accounts payable and accrued expenses	896	(896)	—	—
Dividend payable	223	(223)	—	—
Junior subordinated notes	206	(206)	—	—
Other non-current liabilities	—	22	—	22
Deferred tax liabilities	2	—	—	2

	14,277	(1,783)	—	12,494

Current liabilities
Debt obligations	—	664	—	664
Accounts payable and other liabilities	—	1,119	(177)	942

	—	1,783	(177)	1,606
Total liabilities	14,277	—	(177)	14,100

Redeemable noncontrolling interests:
Preferred	52	(52)	—	—
Common	171	(171)	—	—

Total redeemable noncontrolling interests	223	(223)	—	—

Commitments and Contingencies
Equity:
Common stock	10	(10)	—	—
Preferred stock	242	(242)	—	—
Additional paid-in capital	11,876	(11,876)	—	—
Retained earnings (accumulated deficit)	(2,275)	2,275	—	—
Accumulated other comprehensive loss	(72)	72	—	—
Common stock in treasury, at cost	(1,123)	1,123	—	—

Total stockholders’ equity	8,658	(8,658)	—	—

Noncontrolling interests in consolidated real estate affiliates	48	(48)	—	—
Noncontrolling interests related to long-term incentive plan common units	52	(52)	—	—
Limited partners	—	3,138	5,397	8,535
General partner	—	2	3	5
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	5,382	9,254	14,636
Limited partnership units of Brookfield Properties Exchange LP	—	136	234	370
Interests of others in operating subsidiaries and properties	—	323	329	652
Total equity	8,758	223	15,217	24,198

Total liabilities and equity	$23,258	$—	$15,040	$38,298

		Reclassification
		to conform to
		BPY	GAAP / IFRS
(US$ Millions) For the three months ended March 31, 2018	U.S. GAAP	presentation	differences	IFRS
Revenues:
Minimum rents	$369	$(369)	$—	$—
Tenant recoveries	157	(157)	—	—
Overage rents	6	(6)	—	—
Management fees and other corporate revenues	26	(26)	—	—
Other	17	(17)	—	—
Commercial property revenue	—	532	—	532
Hospitality revenue	—	—	—	—
Investment and other revenue	—	52	(1)	51

Total revenue	575	9	(1)	583

Expenses:
Real estate taxes	60	(60)	—	—
Property maintenance costs	15	(15)	—	—
Marketing	1	(1)	—	—
Other property operating costs	72	(72)	—	—
Provision for doubtful accounts	3	(3)	—	—
Property management and other costs	40	(40)	—	—
Provision for impairment	38	(38)	—	—
Direct commercial property expense	—	191	(2)	189
Direct hospitality expense	—	—	—	—
Investment and other expense	—	—	—	—
Interest expense	—	138	—	138
Depreciation and amortization	186	—	(172)	14
General and administrative expense	12	—	—	12

Total expenses	427	100	(174)	353

Operating income	148	(91)	173	230

Interest and dividend income	9	(9)	—	—
Interest expense	(138)	138	—	—
(Loss) gain on foreign currency	—	—	—	—
Gains from changes in control of investment properties and other, net	13	(13)	—	—
Gain on extinguishment of debt	—	—	—	—

Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	32	25	173	230

Fair value gains, net	—	(25)	(751)	(776)
Share of net earnings from equity accounted investments	—	34	73	107

Income before income taxes	32	34	(505)	(439)
Benefit from (provision for) income taxes / Income tax benefit	—	—	—	—
Equity in income of Unconsolidated Real Estate Affiliates	24	(24)	—	—
Unconsolidated Real Estate Affiliates—gain on investment	10	(10)	—	—

Net income (loss)	66	—	(505)	(439)

Allocation to noncontrolling interests	(2)	2	—	—
Net income (loss) attributable to GGP	64	2	(505)	(439)

Preferred Stock dividends	(4)	4	—	—
Net income (loss) attributable to:
Common stockholders	60	(60)	—	—
Limited partners	—	22	(193)	(171)
General partner	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	37	(329)	(292)
Limited partnership units of Brookfield Properties Exchange LP	—	1	(8)	(7)
Interests of others in operating subsidiaries and properties	—	6	25	31
	$60	$6	$(505)	$(439)

		Reclassification
		to conform to
		BPY	GAAP / IFRS
(US$ Millions) For the year ended December 31, 2017	U.S. GAAP	presentation	differences	IFRS
Revenues:
Minimum rents	$1,455	$(1,455)	$—	$—
Tenant recoveries	644	(644)	—	—
Overage rents	35	(35)	—	—
Management fees and other corporate revenues	105	(105)	—	—
Other	89	(89)	—	—
Commercial property revenue	—	2,134	24	2,158
Hospitality revenue	—	—	—	—
Investment and other revenue	—	256	(9)	247

Total revenue	2,328	62	15	2,405

Expenses:
Real estate taxes	237	(237)	—	—
Property maintenance costs	50	(50)	—	—
Marketing	11	(11)	—	—
Other property operating costs	286	(286)	—	—
Provision for doubtful accounts	11	(11)	—	—
Property management and other costs	145	(145)	—	—
Direct commercial property expense	—	740	(3)	737
Direct hospitality expense	—	—	—	—
Investment and other expense	—	—	(51)	(51)
Interest expense	—	542	—	542
Depreciation and amortization	694	—	(678)	16
General and administrative expense	56	—	(4)	52

Total expenses	1,490	542	(736)	1,296

Operating income	838	(480)	751	1,109
Interest and dividend income	62	(62)	—	—
Interest expense	(542)	542	—	—
(Loss) gain on foreign currency	(1)	1	—	—
Gains from changes in control of investment properties and other, net	79	(79)	—	—
Gain on extinguishment of debt	55	(55)	—	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	491	(133)	751	1,109

Fair value gains, net	—	133	(2,838)	(2,705)
Share of net earnings from equity accounted investments	—	165	353	518
Income before income taxes	491	165	(1,734)	(1,078)
Benefit from (provision for) income taxes / Income tax benefit	11	—	(24)	(13)
Equity in income of Unconsolidated Real Estate Affiliates	153	(153)	—	—
Unconsolidated Real Estate Affiliates—gain on investment	12	(12)	—	—
Net income (loss)	667	—	(1,758)	(1,091)
Allocation to noncontrolling interests	(10)	10	—	—
Net income (loss) attributable to GGP	657	10	(1,758)	(1,091)
Preferred Stock dividends	(16)	16	—	—

Net income (loss) attributable to:
Common stockholders	641	(641)	—	—
Limited partners	—	233	(592)	(359)
General partner	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	398	(1,012)	(614)
Limited partnership units of Brookfield Properties Exchange LP	—	10	(26)	(16)
Interests of others in operating subsidiaries and properties	—	26	(128)	(102)
	$641	$26	$(1,758)	$(1,091)

Material differences in accounting policies for the historical periods presented resulting in adjustments to GGP’s results reported under GAAP include the following:

•	Depreciation on consolidated investment properties of $172 million and $678 million reported in GGP’s consolidated statements of operations under GAAP for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, was reversed, as BPY elected the fair value model to record its investment properties in its consolidated financial statements.

•	Similarly, GGP’s share of depreciation of unconsolidated properties of $73 million and $293 million recorded within equity in income of Unconsolidated Real Estates Affiliates within GGP’s consolidated statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, was added back within share of net earnings from equity accounted investments under IFRS in conformity with BPY’s financial statement presentation.

•	Under the fair value model, investment properties are measured at fair value subsequent to initial recognition on the consolidated balance sheet. Consequently, for the three months ended March 31, 2018 and the year ended December 31, 2017, fair value losses of $776 million and $2,440 million, respectively, were reflected within fair value gains, net in BPY’s consolidated statements of income.

•	Adjustments to accounts receivable and other and accounts payable and other liabilities primarily relate to differences in the accounting for and presentation of straight-line rent, certain deferred expenses, including lease commissions, and intangible assets related to above- and below-market leases, which are separately recognized on the balance sheet under U.S. GAAP. Under IFRS, such items are generally reflected within the property valuation under the fair value model.

•	Under IFRS, for the year ended December 31, 2017, fair value gains, net of $398 million were recorded on warrants to purchase shares of GGP common stock, including on warrants held by BPY and its affiliates. Under GAAP, these warrants were not measured at fair value in 2017. The warrants were exercised in October and November 2017.

•	An increase in net income of $1 million and $60 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, resulting from differences in revenue recognition policies applied under IFRS related to certain residential development activities.

4.	PRELIMINARY PURCHASE PRICE ALLOCATION

BPY has prepared a preliminary estimate of the fair market value of GGP’s assets acquired and liabilities assumed. The following table summarizes the allocation of the preliminary purchase price, before giving recognition to the BPY unit exchange, as discussed below, and the pre-closing transactions:

		Purchase price
	GGP IFRS as of	allocation
(US$ Millions)	March 31, 2018	adjustments	Total
Investment properties	$27,540	$—	$27,540
Equity accounted investments	9,791	(9)	9,782
Accounts receivable and other	789	215	1,004
Cash and cash equivalents	178	—	178
Total assets	38,298	206	38,504

Less:
Debt obligations	(13,134)	71	(13,063)
Accounts payable and other liabilities	(964)	—	(964)
Deferred tax liabilities	(2)	—	(2)
Non-controlling interests	(652)	—	(652)
	(14,752)	71	(14,681)
Net assets acquired	23,546	277	23,823

BPY’s existing equity interest in GGP			8,610
Cash			9,250
Class A stock of BPR			5,963
Consideration			$23,823

Pursuant to the terms of the merger agreement all shares of GGP common stock held by BPY and BPY’s affiliates will be exchanged for BPR class B stock (the “Brookfield affiliate exchange”), which BPY will contribute, at a carrying value of $8,610 million, in consideration of the Transactions. Subsequent to the Brookfield affiliate exchange, GGP will declare the pre-closing dividend. Consideration for the pre-closing dividend is expected to be funded through a combination of approximately $2,718 million from asset sales to joint venture equity partners, based on agreements entered into as of the date of this filing, $5,500 million of financings from a syndicate of lenders and $1,032 million of bridge and asset-level financing (refer to Note 5 for additional information on these pre-closing transactions).

In addition, BPY or an affiliate of BPY will exchange class A stock distributed as the pre-closing dividend held by any unaffiliated GGP common stockholders who had made an election to receive BPY units for an equal number of BPY units. Consideration to the unaffiliated GGP common stockholders in the form of the class A stock is $5,963 million, which was determined based on an acquisition price of $23.50 per share of GGP common stock for approximately 253.8 million shares of GGP common stock. The acquisition price of $23.50 is used for illustrative purposes in these unaudited pro forma consolidated financial statements. The final acquisition price at closing will be determined with reference to the trading price of a BPY unit at such time and, as such, may differ from the reference price of $23.50 used in these pro forma financial statements.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and statements of income. The final purchase price allocation will be determined after closing of the Transactions when BPY has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include changes in fair values of investment property and other changes to assets and liabilities.

5.	PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2 to the unaudited pro forma consolidated financial statements, Basis of Presentation. The unaudited pro forma consolidated financial statements adjust BPY’s consolidated financial statements to give effect to the Transactions, including the pre-closing dividend and financing transactions, as if it occurred as of March 31, 2018, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2017 in the case of the unaudited pro forma consolidated statements of income.

The pro forma adjustments set forth in this Note 5 assume that all unaffiliated GGP common stockholders elect to receive class A stock rather than BPY units. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder. See Note 6 for a description of additional pro forma adjustments made assuming all unaffiliated GGP common stockholders have elected (or are deemed to have elected) to receive BPY units.

The following adjustments have been reflected in the unaudited pro forma consolidated financial statements:

a)	Acquisition of GGP (Brookfield Affiliate Exchange)

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the fair values of the assets acquired and liabilities assumed based on the preliminary purchase price allocation as described in Note 3 resulting from the acquisition of control following the exchange of GGP common stock held by BPY and BPY’s affiliates for shares of BPR class B stock (i.e., the Brookfield affiliate exchange) and the derecognition of BPY’s existing investment in GGP, which was historically recognized as an investment in associate at $8,610 million within equity accounted investments.

The unaudited pro forma consolidated statements of income have been adjusted to reflect the results of operations of GGP for the three months ended March 31, 2018 and the year ended December 31, 2017 before taking into consideration the sale of interests in certain properties to joint venture equity partners and acquisition financing but reflecting the derecognition of $(158) million and $179 million related to BPY’s existing investment in GGP recorded within share of net earnings from equity accounted investments for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. In addition, $0 and $(268) million related to changes in the fair value of warrants of GGP held by BPY recorded within fair value gains, net was derecognized for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

b)	Pre-closing Transactions

i.	The unaudited pro forma consolidated balance sheet and consolidated statements of income have been adjusted to reflect the following:

•	The unaudited pro forma consolidated statements of income have been adjusted to reflect the sale of joint venture interests in certain properties to fund the cash component of the transaction as follows:

•	Derecognition of $9,353 million of investment properties, $2,252 million of equity accounted investments and $4,995 million of commercial property debt related to such properties. As a result of the sale of these joint venture interests, a $3,986 million investment in joint venture within equity accounted investments was recognized to reflect the retained interest in these properties.

•	Net loss of $551 million and net income of $46 million related to the joint venture assets was derecognized for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

•	Property management fee income of $7 million and $18 million was recorded within investment and other revenue for fees to be paid by joint venture partners for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, pursuant to the terms of the joint venture agreements.

ii.	Financing of $6,615 million, net of deferred financing costs, for distribution to shareholders of GGP in connection with the transaction, as well as certain other related transactions, including the payoff of accrued dividends. The related interest expense of $83 million at an assumed weighted average interest rate of 4.47% and $308 million at an assumed weighted-average interest rate of 4.07%, including the amortization of deferred financing costs, for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively, have been reflected in the pro forma consolidated statements of income. An increase in the assumed interest rate of 0.125% would result in incremental interest expense of $2 million and $8 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

iii.	Payment of a pre-closing dividend and merger consideration to the holder of the outstanding shares of common stock of GGP, other than those currently held by BPY and its affiliates, totaling $15,213 million, comprised of $9,250 million in cash and $5,963 million in the form of class A stock. The pro forma consolidated statements of income reflect the allocation of BPY’s net income to the class A stock consistent with the income allocation to limited partners of BPY.

c)	Conversion of BPY Class C Junior Preferred Shares

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the proposed conversion of $500 million of BPY class C junior preferred shares currently held by BAM into BPY units at a price, for illustrative purposes, of $23.50 per unit, resulting in BAM’s acquisition of approximately 21.3 million BPY units and the related reversal of interest expense of $8 million and $34 million in the pro forma consolidated statements of income for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

d)	Transaction Expenses

Transaction expenses directly attributable to the Transactions of approximately $1 million were added back to the three months ended March 31, 2018 and the year ended December 31, 2017 pro forma consolidated statements of income, as these transaction costs were non-recurring in nature. On the pro forma consolidated balance sheet, approximately $220 million of transaction expenses were reflected as an adjustment to equity as of March 31, 2018. This amount represents the current estimate of all transaction expenses attributable to these Transactions to be incurred prior to closing.

e)	Management Fee Expense

Pursuant to the master services agreement, certain BAM-owned entities will provide certain management and administration services to BPR.

For the first twelve months following closing of the Transactions, BAM has agreed to waive management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the units issued in exchange for GGP common stock. The pro forma consolidated statements of income, however, include an adjustment for the incremental management fees payable for illustrative purposes as such fees will be incurred and payable beginning during the second year following the Transactions. For the purposes of the pro forma consolidated statements of income, the management fee was calculated based on the issuance of approximately 253.8 million shares of class A stock, at an assumed value per such share of $23.50. The value of $23.50 is used for illustrative purposes in these unaudited pro forma consolidated financial statements. The value per share for purposes of calculating the management fee will be determined with reference to the trading price of the class A stock and, as such, may differ from the reference price of $23.50 used in these pro forma financial statements.

The management fee excludes in its calculation of capitalization any temporary acquisition financing entered into in connection with the Transactions. Consequently, at a base management fee of 1.25% of BPR’s capitalization, incremental management fees would have totaled $19 million and $75 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.

6.	BPY, PRO FORMA (ASSUMING FULL BPY UNIT ELECTION)

The adjustments described in Note 5 above assume that all unaffiliated GGP common stockholders elect to receive shares of class A stock rather than BPY units and no BPY units are issued in the BPY unit exchange. The actual number of shares of class A stock issued will depend on the elections made by each unaffiliated GGP common stockholder.

In the event that (i) an election to receive BPY units has been made with respect to 80% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement) and BPY elects to exchange all shares of class A stock that are issued in the pre-closing dividend for BPY units or (ii) an election to receive BPY units has been made with respect to 90% or more of the shares of class A stock to be issued in the pre-closing dividend (or such event is deemed to have occurred pursuant to the terms of the merger agreement), then all shares of class A stock that are issued in the pre-closing dividend to unaffiliated GGP common stockholders will be exchanged for BPY units in the BPY unit exchange.

Assuming that all shares of class A stock issued in the pre-closing dividend are exchanged for BPY units in the BPY unit exchange, the impact (as reflected under the headings “BPY, pro forma (assuming full BPY unit election)”) would have been an additional $5,963 million in equity attributable to limited partners of BPY and a corresponding decrease in non-controlling interests and reallocation of net income from non-controlling interests to limited partners of BPY, compared to the pro forma information assuming that all unaffiliated GGP common stockholders elect to receive shares of class A stock (as reflected under the headings “BPY, pro forma (assuming full class A stock election)”).